BY FACSIMILE AND EDGAR

Mr. Robert Littlepage, Jr.	September 10, 2008

Accountant Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

United States of America

Re:	Hutchison Telecommunications International Limited
Form 20-F for the Fiscal Year ended December 31, 2007
Filed May 9, 2008
File No. 1-32309

Dear Mr. Littlepage,

Hutchison Telecommunications International Limited (the “Company”) has received the comment letter from Mr. Larry Spirgel of the Division of Corporation Finance dated August 28, 2008, relating to the Company’s Annual report on Form 20-F for the fiscal year ended December 31, 2007 (the “Form 20-F”). The Company has considered the comment set out in the letter and is in the process of preparing a response. The Company requires an extension of time to respond to the letter as the Company plans to review the letter and its response with its external auditors. The Company requests therefore to file our response by September 26, 2008 and would be grateful if you could accommodate our request for extension.

Thank you again for your time. Please feel free to contact Mr. Nicky Lee (Corporate Financial Controller) at (+852 2128 3163) with any questions you may have.

Very truly yours,

/s/ Christopher J. Foll
Christopher J. Foll
Chief Financial Officer